Claude Resources Inc. Increases Net Profit 136% in Second Quarter

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Aug. 11, 2011 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") today reported its second quarter financial and operating results. For the quarter ended June 30, 2011, the Company recorded net profit of $5.2 million, or $0.03 per share. This compares to a net profit of $2.2 million for the comparable period in 2010, or $0.02 per share. For the six months ended June 30, 2011, the Company recorded net profit of $7.0 million, or $0.05 per share. This compares to a net profit of $0.6 million, or $0.00 per share, for the comparable period in 2010.

Speaking today in Saskatoon, President and Chief Executive Officer Neil McMillan stated, "The Seabee Operation continues to improve on both the mining and exploration fronts. As Seabee provides positive free cash flow, the Company is able to invest in more regional exploration, which to date has been very successful. The two major capital projects at Seabee, the shaft extension and mill expansion, are ongoing and are expected to allow Seabee to decrease unit cash costs and increase production. Exploration at Madsen has progressed as expected. In the second quarter, a second drill rig was added on the 16th level in the Madsen Mine to target the down plunge and strike extensions of the known high grade 8 Zone. The Phase II exploration program at Madsen will continue through the balance of this year and into 2012. The Company balance sheet is excellent and allows the Company to aggressively develop and explore at all three projects."

Financials

On January 1, 2011, the Company transitioned to the International Financial Reporting Standards ("IFRS"). The new accounting policies under IFRS have been used in this quarter's information and related quarterly information for comparative purposes. Further details regarding IFRS can be found in the Company's Q2 2011 Management Discussion &Analysis available on Sedar (www.sedar.com).

For the three months ended June 30, 2011, cash flow from operations (1) before net changes in non-cash working capital improved 66 percent to $8.3 million, or $0.05 per common share, from $5.0 million, or $0.04 per common share, in the second quarter of 2010. Year to date, cash flow from operations before net changes in non-cash working capital improved 103 percent to $12.2 million, or $0.08 per common share, from $6.0 million, or $0.05 per common share, during the same period in 2010.

(1) For an explanation of non-IFRS performance measures refer to "Non-IFRS Performance Measures" in the Company's MD&A filed on www.sedar.com.

Gold revenue from the Company's Seabee Gold Operation for the quarter ended June 30, 2011 increased 20 percent to $18.2 million from $15.2 million reported in the second quarter of 2010. The increase in gold revenue was attributable to a slight increase in gold sales volume (Q2 2011 - 12,418 ounces; Q2 2010 - 12,188 ounces) and an 18 percent improvement in Canadian dollar gold prices realized (Q2 2011 - $1,469 (U.S. $1,518); Q2 2010 - $1,247 (U.S. $1,213)).

Gold revenue for the first six months of 2011 increased 24 percent to $31.6 from $25.4 million reported in the first six months of 2010. This increase was attributable to higher gold sales volume (2011 - 21,879 ounces; 2010 - 21,078 ounces) and a 20 percent improvement in Canadian dollar gold prices realized: YTD 2011 - $1,443 (U.S. $1,477); YTD 2010 - $1,205 (U.S. $1,165).

Total Canadian dollar cash cost per ounce of gold (1) for the second quarter increased two percent to CDN $717 (U.S. $741) per ounce from CDN $704 (U.S. $685) in the second quarter of 2010. Year to date in 2011, total cash cost per ounce of CDN $807 (U.S. $826) per ounce was relatively unchanged from per ounce costs reported in 2010. During the first half, cash operating cost per ounce was negatively impacted by the 6 day shut down during the first quarter of 2011.

(1) For an explanation of non-IFRS performance measures refer to "Non-IFRS Performance Measures" in the Company's MD&A filed on www.sedar.com.

Financial and Operating Highlights (unaudited):
	Three Months June 30 2011	Three Months June 30 2010	Six Months June 30 2011	Six Months June 30 2010

Gold revenue (CDN$ millions)	18.2	15.2	31.6	25.4
Cash flow from operations (CDN$ millions) (1)	8.3	5.0	12.2	6.0
Net profit (CDN$ millions)	5.2	2.2	7.0	0.6
Net profit per share ($)	0.03	0.02	0.05	0.00
Average realized gold price (CDN$ per oz / US$ per oz)	1,469/1,518	1,247 / 1,213	1,443/1,477	1,205/1,165
Cash costs (CDN$ per oz / US$ per oz)(1)	717 / 741	704 / 685	807/826	806/779
EBITDA ($ millions)(1)	7.7	6.0	11.0	6.0
Tonnes Milled	65,502	46,071	116,003	84,561
Head Grade (grams per tonne)	6.26	8.44	6.23	8.14
Recovery (%)	95.8	95.3	95.4	95.4
Gold Produced (ounces)	12,624	11,902	22,163	21,123
Gold Sold (ounces)	12,418	12,188	21,879	21,078
Production costs (CDN$ million)	8.9	8.6	17.7	17.0

 (1) For an explanation of non-IFRS performance measures refer to "Non-IFRS Performance Measures" in the Company's Q2 2011 MD&A filed on www.sedar.com.

During the second quarter, the Company completed the private placement equity financing previously announced on April 6, 2011. The offering consisted of the issuance of 20,000,000 common shares of the Company at a price of $2.50 per common share; in addition, the underwriters of the offering exercised their overallotment option for an additional 3,000,000 common shares at a price of $2.50 per common share. The aggregate gross proceeds raised under the offering was $57.5 million. Claude plans to use the net proceeds of the offering for the exploration and development of the Company's projects and for general corporate purposes.

Operations:

For the quarter ended June 30, 2011, Claude extracted and processed 65,502 tonnes of ore at its Seabee Gold Operation with a grade of 6.26 grams of gold per tonne (Q2 2010 - 46,071 tonnes at 8.44 grams of gold per tonne). Sales volume for the quarter was 12,418 ounces of gold compared to 12,188 ounces of gold in Q2 2010, an increase of two percent period over period. Produced ounces for the period increased by six percent to 12,624 ounces from 11,902 ounces in Q2 2010.

For the six months ending June 30, 2011, Claude milled 116,003 tonnes at a grade of 6.23 grams of gold per tonne (YTD 2010 - 84,561 tonnes at 8.14 grams of gold per tonne). Produced ounces were 22,163 (YTD 2010 - 21,123) with mill recoveries of 95.4 percent (YTD 2010 - 95.4 percent). These results are attributable to the increase of lower grade Santoy 8 ore being brought to the Seabee Mill. Gold sales volume for the first half of the year improved four percent to 21,879 ounces from 21,078 in the same period in the prior year.

Exploration:

Claude expanded its exploration and development strategy during the second quarter of 2011. Exploration at the Seabee Gold Operation focused on continued drill testing of the Neptune, Santoy Gap and near-mine targets as well as reconnaissance geochemical surveys in the Pine Lake area. At the Amisk Gold Project, exploration drilling continued to expand and confirm the National Instrument 43-101 open-pit resource estimate. Work during the quarter included drilling of 1,300 metres in seven holes, advancement of metallurgical and engineering test work and baseline environmental studies.

Exploration at Madsen advanced shaft dewatering and rehabilitation with a two rig, 19,500 metre Phase II underground drilling program was initiated in the second quarter.

Outlook:

For 2011, the Company will continue to focus on the following:

i)
Advancement of surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with commencement of Phase II of underground drilling from the 16th level drill platform;

ii)	Further development of satellite deposits and improvement of operating margins at the Seabee Gold Operation;
iii)	Continue exploration and development at the Seabee Gold Operation to sustain or increase reserves and resources;
iv)	Investment in capital projects and equipment to increase both production and productivity at the Seabee Gold Operation; and
v)	Expand the scope of the Amisk Gold Project and evaluate the bulk mining potential of the system.

Production during the second quarter was below plan due to a shortage of skilled miners and long hole stopes. On August 1, a lightning strike hit Seabee's Central Milling Facility's head-frame, damaging the electric motors on two of our three ball mills. As a result, mill processing capacity was reduced and gold output for the third quarter is now expected to be approximately 12,000 ounces. Based on the above, Management now expects to produce between 50,000 to 52,000 ounces for the year ending December 31, 2011. Unit cash costs for 2011 are estimated to be similar to 2010.

Conference Call

We invite you to join our conference call on August 11, 2011 at 11:00 am EST.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191. A replay will be available until August 19, 2011 at 11:59 PM ET by calling 1-416-849-0833 or 1-800-642-1687 and entering the passcode 67513072.

To view and listen to the webcast please use the following URL in your web browser: http://event.on24.com/r.htm?e=343206&s=1&k=B08E60702F27F8C457206BD10D3C176C

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced over 950,000 ounces of gold from its Seabee Operations. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

Philip Ng, P.Eng, Senior Vice President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Press Release may contain statements which constitute 'forward-looking' statements, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

A copy of Claude's interim Management's Discussion and Analysis as well as Claude's Q2 2011 financial statements and notes (unaudited) can be viewed at www.clauderesources.com. Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 11-AUG-11